

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 15, 2009

Ms. Gail F. Goodman
President and Chief Executive Officer
Constant Contact, Inc.
Reservoir Place, 1601 Trapelo Road, Suite 329
Waltham, Massachusetts 02451

   RE: **Constant Contact, Inc.**
      Form 10-K for the year ended December 31, 2008
      Filed March 12, 2009
      File No. 001-33707

Dear Ms. Goodman:

   We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Larry Spirgel
        Assistant Director